EXHIBIT 99.71

Emerald Health Therapeutics Enters into Multi-Year Extraction and White Label Service Agreement with Valens

Emerald also completes payments under its joint venture agreement with Pure Sunfarms

VANCOUVER, British Columbia, Dec. 23, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has entered into a multi-year agreement (the "Agreement") with Valens GroWorks Corp. (“Valens” or “The Valens Company”) (TSXV: VLNS; OTCQX: VLNCF) to contract cannabis extraction and white-label product development services.

Under the Agreement, which has a 4-year term, Emerald will supply Valens with a minimum of 10,000 kg of cannabis and hemp biomass annually for processing on a fee for service basis into premium quality resins and distillates using Valens’ leading proprietary extraction and processing methods. Valens will also provide white label services including formulation, mixing and filling for product formats such as vaporizers, softgels and tinctures. Emerald expects to make its first shipment to Valens in Q1 of 2020. Valens currently holds all required licensing from Health Canada to carry out its obligations under the Agreement.

“We are excited to partner with Emerald to provide our extraction and white label expertise to bolster their supply chain,” said Tyler Robson, CEO of Valens GroWorks. “Emerald is focused on an incredibly important medical cannabis patient program for individuals in need across Canada. We look forward to working closely with the team at Emerald as they scale their operations and expand their product portfolio for years to come.”

“We are pleased to have Valens as one of our strategic manufacturing partners, and look forward to bringing the variety of products we will generate with them to market,” said Riaz Bandali, CEO of Emerald. “Beyond being an industry leader in extraction, formulation, and other services, Valens’ cost-effective end-to-end fulfillment solution can help transition our novel product ideas into tangible products in a faster and more cost-effective manner.”

Other developments

On December 13, 2019, Emerald advanced $940,000 to its Pure Sunfarms joint venture as part of its agreement to pay an aggregate of $25.0 million in connection with the exercise of the Joint Venture's acquisition of the Delta 2 greenhouse. The Company also intends to advance the final payment of $710,000 due in January 2020.

About Valens GroWorks

Valens GroWorks Corp. is a multi-licensed, vertically-integrated cannabis company focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia, which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant.  Additionally, our subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science.  For more information, please visit http://valensgroworks.com.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities.

Emerald’s 50%-owned Pure Sunfarms (PSF) in Delta, BC, focused on high quality, affordably priced products, is in full production in its first 1.1M s.f. greenhouse, with a second 1.1M s.f. greenhouse planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 s.f. indoor facility in Québec. Its Metro Vancouver health & wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 s.f. buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
1(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.